PERSONNEL DEVELOPMENTS AT YUKON-NEVADA GOLD CORP.

Vancouver, BC – May 1, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President and CEO of Yukon-Nevada Gold Corp. (the "Company"), is pleased to announce that Adam Knight, P.Eng, has accepted the position of Mine Manager at Jerritt Canyon, Nevada, operated by Queenstake Resources Ltd. USA, a wholly owned subsidiary of the Company.

Mr. Knight will be based in Nevada and his role is to develop and implement profitable mining plans for the Smith, SSX and Starvation Canyon mines at Jerritt Canyon. Mr. Knight will report directly to the President of Queenstake Resources Ltd. USA, Mr. Dickson.

Mr. Knight has had extensive mining engineering experience at Jerritt Canyon in the past with AngloGold and Independence Mining Company and most recently mine management experience with Premier Chemicals, Gabbs Operations, Nevada.

Mr. Dickson welcomes Mr. Knight to the Company’s senior management bringing as he does an impressive track record. His obvious determination to succeed at Jerritt Canyon will thus enable Queenstake Resources Ltd. USA to bring these operations forward in a timely manner.

In addition to this news, Jim Johnston has been promoted to Site Operations Manager at Jerritt Canyon, Nevada, where he will have the responsibility of reporting directly to Terry Eisenman. Mr. Eisenman who is Project Manager for the Ketza River property in the Yukon has temporarily taken on the added responsibility of Project Manager for Jerritt Canyon.

At corporate headquarters in Vancouver, Canada Shaun Heinrichs, CA, has been promoted to the position of CFO. Mr Dickson commented “When the Company entered troubled financial waters last August Shaun was able to rise to the challenge and aid in steering the Company to safe harbour.”

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.